Exhibit 21
Subsidiaries of Altisource Asset Management Corporation

Name of Entity	Jurisdiction of Incorporation

AAMC US, Inc.	Delaware
Altisource Consulting S.á r.l	Luxembourg
AAMC Cayman SEZC Limited	Cayman Islands
River Business Solutions Private Limited	India
NewSource Reinsurance Company Ltd.	Bermuda